Exhibit 99.1

Allego Reports First Quarter 2023 Results;

Allego Nearly Triples Charging Revenues in Q1 2023

•	First quarter 2023 revenue increased 27.4% to €38.8 million, compared to the prior year period of €30.5 million.

•	Charging revenue was up 166.7% to €27.8 million compared to €10.4 million for the three months ended March 31, 2022.

•	First quarter 2023 net loss was €(13.2) million compared to €(351.0) million during the first quarter of 2022.

•	Robust operating momentum drove operational EBITDA of €8.9 million in Q1 2023 versus €1.5 million in the prior year period.

•	First quarter 2023 total energy sold was 49.4 gigawatt-hour (GWh), an increase of 53.8% over the prior-year period. This energy translates in 247 million km driven and 39,000 tons of CO2 saved.

•

Strong roll-out momentum continues: signed largest partnership to date with porta Group agreement to install up to 123 premium sites and 1,500 new public ultrafast charging points for electric vehicles in Germany, which is equivalent to more than 10% of installed charging points in Germany as at the end of 2022.[1]

•	Reaffirms full-year total revenue guidance of €180 - €220 million and Operational EBITDA guidance of €30 - €40 million.

ARNHEM, Netherlands – June 5, 2023 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading pan-European public electric vehicle fast and ultrafast charging network, today announced its results and key performance metrics for the first quarter of 2023.

First Quarter 2023 Ended March 31, 2023

•	Total revenue increased 27.4% to €38.8 million, compared to €30.5 million in the prior-year period driven by strong growth in charging revenue.

•

Charging revenue was up 166.7% to €27.8 million compared to €10.4 million for the three months ended March 31, 2022. The growth was driven by an increase in the number of operational chargers, targeted price increases during the second half of 2022 and higher utilization rates underpinned by uptime performance and premium site selection.

•

In line with Allego’s strategy to focus on its core charging business, services revenue was €10.9 million, compared to €20.0 million for the three months ended March 31, 2022. The decrease was driven by the lower revenues from the Carrefour project in line with expectations. The project is otherwise weighted towards the second half of 2023, as was the case in 2022.

•

Gross profit was €13.4 million, up 190.9% compared to €4.6 million for the three months ended March 31, 2022, which reflected the impact of the strong increase in higher-margin charging revenue and high margin as well in charging.

•

Net loss for the three months ended March 31, 2023 was €(13.2) million, compared to €(351.0) million, during the first quarter of 2022. As a reminder, 98% of the €(351.0) million loss in the first quarter of 2022 resulted from non-recurring, share-based expenses and warrant accounting linked to the listing.

[1]	Source : BNEF

•

First quarter operational EBITDA was €8.9 million compared to €1.5 million for the three months ended March 31, 2022. This increase was primarily driven by an increase in gross margin underpinned by higher recurring charging revenues and cost-efficient long-term hedging of energy.

•

Allego secured 160 GWh of renewable power purchase agreements (“PPA”) in its main markets in line with its target to minimize the impact of energy price volatility on input cost base and maximize gross margin over time.

•	Beyond our partnership with porta Group, our backlog of signed location contracts grew to more than 1,300 premium sites compared to 500 at the end of the first quarter of 2022.

Key Metrics

	Three Months Ended March 31
Metrics	2023	2022	% Change
Average Utilization Rate(1)	13.1%	7.7%	69.5%
Public Charging Ports(3)	24,693	28,838	-14.4%
# Fast & Ultra-Fast Charging Sites(3)	1,056	872	21.1%
# Fast & Ultra-Fast Charging Ports(3)	1,551	1,225	26.4%
Recurring Users %	81.3%	80.1%	1.5%
Owned Public Charging Ports(3)	24,693	28,838	-14.4%
Third-Party Public Charging Ports(3)	4,338	5,369	-19.2%
Total # Sessions (‘000)(2)	2,629	2,139	22.9%
Total Energy Sold (GWh)	49.4	32.1	53.8%
Secured Backlog (sites)(3)	1,117	500	123.4%

(1)	Includes Mega-E for all periods
(2)	Total # sessions include owned and third party
(3)	As of March 31, 2023 and March 31, 2022, respectively.

2023 Outlook Reaffirmed:

Full-Year Guidance Range:

•	Total Revenues: €180 - €220 million

•	Energy Sold: 215 GWh – 225 GWh

•	Operational EBITDA: €30 - €40 million

CEO and CFO Comments and Outlook

Allego’s Chief Executive Officer, Mathieu Bonnet, commented, “I am very excited to report a strong first quarter of 2023, driven by close to a tripling of our charging revenue as we continued to see robust demand for our charging network and a further acceleration of our core strategy. Operational EBITDA increased sharply, representing improving economics on our development of the charging network.”

Mr. Bonnet continued, “Key accomplishments during the first quarter include the signing of an important contract with porta Group, as well as other numerous charging stations sites and the signing of three PPAs for 160 GWh at very attractive prices. Our technology stack continues to be recognized as best in class, with recent updates improving our competitive position, and we expect to see sustained growth in utilization rates. We will look to continue our robust growth as we expand our ultrafast EV public network.”

Allego’s Chief Financial Officer, Ton Louwers, stated, “We executed well during the first quarter, in-line with our expectations. The combination of minimizing input cost volatility through the PPAs, the ongoing shift in revenue to a mix consisting of a larger proportion of higher margin charging revenue, and the pickup in our pace of installations of new ultrafast chargers, positions us to generate higher revenue and profit this year. Accordingly, we are reaffirming our guidance for 2023.”

Key Financials

(in €‘mm)	Three Months Ended March 31
	2023	2022	% Change
Charging Revenue	27.8	10.4	166.7%
Services Revenue	10.9	20.0	-45.4%
Total Revenue	38.8	30.5	27.4%
Net Loss	-13.2	-351.0	96.2%
Operational EBITDA	8.9	1.5	509.8%

Conference Call Information

Allego will hold a conference call for investors at 8:30 AM Eastern Time today, Monday, June 5, 2023, to discuss its results for the first quarter of 2023.

Participants may access the call at 1-877-407-9716, international callers may use 1-201-493-6779 and request to join the Allego earnings call. A live webcast will also be available at https://ir.allego.eu/events-publications.

A telephonic replay of the call will be available shortly after the conclusion of the call and until Monday, June 19, 2023. Participants may access the replay 1-844-512-2921, international callers may use 1-412-317-6671 and enter access code 13739126. An archived replay of the call will also be available on the investor portion of the Allego website at https://ir.allego.eu/.

About Allego

Allego is a leading provider of electric vehicle charging solutions, dedicated to accelerating the transition to electric mobility with 100% renewable energy. Allego has developed a comprehensive portfolio of innovative charging infrastructure and proprietary technology, including its Allamo and EV Cloud software platforms. With a network of 34,000 charging points (and counting) spanning 16 countries, Allego delivers independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. Founded in 2013 and publicly listed on the NYSE in 2022, Allego now employs a team of 220 people striving every day to make charging easier, more convenient, and enjoyable for all.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) Allego’s ability to recruit and retain experienced personnel, (xi) risks related to legal proceedings or claims, including liability claims, (xii) Allego’s dependence on third-party contractors to provide various services, (xiii) data security breaches or other network outage; (xiv) Allego’s ability to obtain additional capital on commercially reasonable terms, (xv) Allego’s ability to remediate its material weaknesses in internal control over financial reporting, (xvi) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xvii) general economic or political conditions, including the Russia/Ukraine conflict or increased trade restrictions between the United States, Russia, China and other countries; and (xviii) other factors detailed under the section entitled “Risk Factors” in Allego’s filings with the Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Interim condensed consolidated statement of profit or loss for the three months ended March 31, 2023 and 2022 (unaudited)

(in €‘000)	Q1 2023	Q1 2022 (restated)(1)
Revenue from contracts with customers
Charging sessions	27,849	10,443
Service revenue from the sale of charging equipment	1,720	16,607
Service revenue from installation services	6,673	2,117
Service revenue from operation and maintenance of charging equipment	1,018	1,286
Service revenue from consulting services	1,524	—
Total revenue from contracts with customers	38,784	30,453
Cost of sales	(25,420)	(25,859)
Gross profit	13,364	4,594
Other income	2,021	7,534
Selling and distribution expenses	(1,018)	(555)
General and administrative expenses	(19,028)	(244,359)
Operating loss	(4,661)	(232,786)
Finance income/(costs)	(8,119)	(117,921)
Loss before income tax	(12,780)	(350,707)
Income tax	(458)	(245)
Loss for the period	(13,238)	(350,952)
Attributable to:
Equity holders of the Company	(13,130)	(350,878)
Non-controlling interests	(108)	(74)

(1)

Refer to Note 2.7.24 of the Company’s consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 for details regarding the restatement of comparative figures as a result of changes in accounting policies.

Interim condensed consolidated statement of financial position as at March 31, 2023 (unaudited) and December 31, 2022

(in €‘000)	31-March-2023	December 31, 2022 (1)
Assets
Non-current assets
Property, plant and equipment	140,455	134,718
Intangible assets	23,665	24,648
Right-of-use assets	52,393	47,817
Deferred tax assets	523	523
Other financial assets	61,274	62,487
Total non-current assets	278,310	270,193
Current assets
Inventories	27,716	26,017
Prepayments and other assets	7,703	9,079
Trade and other receivables	61,372	47,235
Contract assets	4,388	1,512
Other financial assets	7,211	601
Cash and cash equivalents	27,851	83,022
Total current assets	136,241	167,466
Total assets	414,551	437,659
Equity
Share capital	32,061	32,061
Share premium	365,900	365,900
Reserves	(7,582)	(6,860)
Retained earnings	(374,858)	(364,088)
Equity attributable to equity holders of the Company	15,521	27,013
Non-controlling interests	637	745
Total equity	16,158	27,758
Non-current liabilities
Borrowings	267,971	269,033
Lease liabilities	48,543	44,044
Provisions and other liabilities	522	520
Contract liabilities	2,442	2,442
Deferred tax liabilities	2,184	2,184
Total non-current liabilities	321,662	318,223
Current liabilities
Trade and other payables	36,234	56,390
Contract liabilities	8,027	7,917
Current tax liabilities	1,712	1,572
Lease liabilities	7,432	7,280
Provisions and other liabilities	20,154	17,223
Warrant liabilities	3,172	1,296
Total current liabilities	76,731	91,678
Total liabilities	398,393	409,901
Total equity and liabilities	414,551	437,659

1.	Consolidated statement of financial position as at December 31, 2022 audited.

Interim condensed consolidated statement of cash flows for the three months ended March 31, 2023 and 2022 (unaudited)

(in €‘000)	Q1 2023	Q1 2022
Cash flows from operating activities
Loss before income tax	(12,780)	(350,706)
Adjustments to reconcile loss before income tax to net cash flows:
Finance (income)/costs	6,048	117,761
Fair value (gains)/losses on derivatives (purchase options)	—	(5,314)
Fair value (gains)/losses on Public and Private warrant liabilities	1,903	—
Share-based payment expenses	3,545	231,005
Depreciation, impairments and reversal of impairments of property, plant and equipment	5,182	2,048
Depreciation and impairments of right-of-use of assets	1,848	1,437
Amortization and impairments of intangible assets	983	839
Net (gain)/loss on disposal of property, plant and equipment	—	—
Movements in working capital:
Decrease/(increase) in inventories	(1,699)	(7,767)
Decrease/(increase) in other financial assets	(6,448)	—
Decrease/(increase) in trade and other receivables, contract assets and prepayments and other assets	(15,780)	(13,470)
Increase/(decrease) in trade and other payables and contract liabilities	(22,113)	(47,814)
Increase/(decrease) in provisions and other liabilities	652	(36)
Cash generated from/(used in) operations	(38,659)	(72,017)
Interest paid	(1,577)	(215)
Interest received	57	—
Income taxes paid	(88)	(26)
Net cash flows from/(used in) operating activities	(40,266)	(72,258)
Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired	—	874
Acquisition of MOMA, net of cash acquired	—	—
Purchase of property, plant and equipment	(12,649)	(3,180)
Proceeds from sale of property, plant and equipment	—	97
Purchase of intangible assets	—	(750)
Proceeds from investment grants	—	580
Payment of purchase options derivative premiums	—	—
Net cash flows from/(used in) investment activities	(12,649)	(2,379)
Cash flows from financing activities
Proceeds from borrowings	—	—
Payment of principal of borrowings	—	—
Proceeds from settlement of derivatives	—	—
Payment of derivatives premiums	—	—
Share premium contribution	—	—
Payment of principal portion of lease liabilities	(1,560)	(1,330)
Payment of transaction costs on borrowings	(700)	—
Proceeds from issuing equity instruments (Spartan shareholders)	—	10,079
Proceeds from issuing equity instruments (PIPE financing)	—	136,048
Net cash flows from/(used in) financing activities	(2,260)	144,797
Net increase/(decrease) in cash and cash equivalents	(55,175)	70,160
Cash and cash equivalents at the beginning of the period	83,022	24,652
Effect of exchange rate changes on cash and cash equivalents	4	(2)
Cash and cash equivalents at the end of the period	27,851	94,810

Reconciliation for Loss for EBITDA and Operational EBITDA for the three months ended March 31, 2023 and 2022 (unaudited)

(in €‘000)	2023	2022
Loss for the period	(13,238)	(350,952)
Income tax	458	245
Finance costs	8,119	117,921
Amortization and impairments of intangible assets	983	839
Depreciation and impairments of right-of-use assets	1,479	1,437
Depreciation, impairments and reversal of impairments of property, plant and equipment	5,226	2,048
EBITDA	3,026	(228,462)
Fair value (gains)/losses on derivatives (purchase options)	—	(5,314)
Share-based payment expenses	3,545	231,005
Transaction costs	130	4,233
Business optimization costs	2,213	—
Reorganization and severance	—	—
Operational EBITDA	8,913	1,462

FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES

Some of the financial information and data contained in this press release, such as EBITDA and Operational EBITDA, have not been prepared in accordance with Dutch generally accepted accounting principles, United States generally accepted accounting principles or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization and (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, and transaction costs. Allego believes that the use of these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Allego believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results, and reconciliations to the most directly comparable IFRS measure are provided in this press release.

Contact:

Investors

investors@allego.eu

Media

allegoPR@icrinc.com